UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Milestone Pharmaceuticals Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
59935V107
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 59935V107	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
698,861

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
698,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
698,861

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 34,286,002 Common Shares outstanding as of November 10, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 10, 2022.

CUSIP No.: 59935V107	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
698,861

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
698,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
698,861

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Based on 34,286,002 Common Shares outstanding as of November 10, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 10, 2022.

CUSIP No.: 59935V107	13G	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
698,861

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
698,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
698,861

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 34,286,002 Common Shares outstanding as of November 10, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 10, 2022.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13G filed on August 3, 2020 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”), MVA Investors, LLC and Aaron Davis, as amended by Amendment No. 1 filed by the Reporting Persons on February 16, 2021 and Amendment No. 2 filed by the Reporting Persons on February 14, 2022. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing.
Item 4	Ownership:

(a)	Amount beneficially owned: Boxer, Boxer Management and Joe Lewis beneficially own 698,861 Common Shares.

(b)
Percent of class: The number of Common Shares beneficially owned by the Reporting Persons represent 2.0% of the Issuer’s outstanding Common Shares based on 34,286,002 Common Shares outstanding as of November 10, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2022.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: None of the Reporting Persons has sole power to vote or to direct the vote of any Common Shares.

(ii)	shared power to vote or to direct the vote: Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 698,861 Common Shares they beneficially own.

(iii)	sole power to dispose or to direct the disposition of: None of the Reporting Persons has sole power to dispose or to direct the disposition of any Common Shares.

(iv)
shared power to dispose or to direct the disposition of: Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 698,861 Common Shares they beneficially own.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10	Certification:

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits	Certification:

1	Joint Filing Agreement, dated February 16, 2021, among the Reporting Persons, incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on February 16, 2021.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2023
BOXER CAPITAL, LLC

	By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
	By:	/s/ Paul Higgs
	Name:	Paul Higgs
	Title:	Secretary

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually